EXHIBIT 10(2)(a) BELROSE REALTY CORP. AMENDMENT NO. 1 to MANAGEMENT AGREEMENT

     THIS AMENDMENT NO. 1, dated as of May 29, 2007, to the Management Agreement dated as of March 19, 2002 (the “Agreement”), is made between the parties to the Agreement. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Agreement.

Section 2 of the Agreement is hereby amended and restated to read as follows:

     2. Compensation of the Manager. For the services, payments and facilities to be furnished hereunder by the Manager, the Manager shall be entitled to receive from BRC in respect of each month a monthly management fee at the rate of 1/20th of 1% of the average daily gross assets of BRC. The term gross assets means the value of all assets of BRC, including BRC's ratable share of the assets of its direct and indirect subsidiaries, real estate joint ventures, and co-owned real property investments, without reduction by any liabilities. Such compensation shall be paid monthly in arrears on the last business day of each month. The value of BRC’s assets shall be computed daily in accordance with the by-laws of BRC and any resolutions of the directors of BRC. In case of initiation or termination of this Agreement during any month with respect to BRC, the fee for that month shall be based on the number of calendar days during which it is in effect.

     Except as amended hereby, the terms and conditions in the Agreement shall remain unchanged and in full force in effect.

     IN WITNESS HEREOF, the parties hereto have caused this Amendment No. 1 to be executed as of the day and year first written above.

BELROSE REALTY CORPORATION
By: /s/ Maureen Gemma
Vice President
BOSTON MANAGEMENT AND RESEARCH
By: /s/ Deidre Walsh
Vice President